Via Edgar

July 30, 2009

Kate Tillan

Assistant Chief Accountant

Division of Corporate Finance

Securities and Exchange Commission

Mail Stop 3030

100 F. St. N.E.

Washington D.C. 20549

RE:	Leadis Technology, Inc. (the “Company”)

Form 10-K for the year ended December 31, 2008

Filed March 31, 2009

File No. 000-50770

Dear Ms. Tillan:

We are providing this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated July 16, 2009. For your convenience, we have included the text of the Staff’s comments in this letter.

Form 8-K filed June 11, 2009

1.	We note that you disposed of your touch sensor assets for approximately $6.25 million on June 10, 2009, which appears to be a material disposition to your financial statements. Please tell us your consideration of providing pro forma financial statements depicting the disposition under Item 2.01 of Form 8-K. Refer to Rule 11-01(b).

Response:

In conjunction with the filing of the Form 8-K, we considered the following factors in determining that pro forma financial statements depicting the sale of the touch sensor assets were not required to be filed under Article 11 of Regulation S-X.

First, the touch sensor assets sold in the referenced transaction did not constitute a significant subsidiary or business as defined by Rule 11-01(b)(2) of Regulation S-X. The touch sensor assets sold in the referenced transaction did not satisfy any of the conditions set forth in the definition of “Significant Subsidiary” under Rule 1-02(w) of Regulation S-X. Our investment in the touch sensor business, the carrying value of the touch sensor assets and the pre-tax loss from the touch sensor assets were all less than 10% of the respective consolidated totals for the Company as of and for the year ended December 31, 2008.

Second, we respectfully submit that, for the reasons noted below, pro forma financial statements would not be meaningful to investors as the statements would not illustrate a meaningful change in our financial position and results of operations as a result of the transaction. We note that our touch sensor product line was not operated as a separate reporting unit or operating group and, with the exception of select employees working on research and development activities, substantially all of the cash outflows for the product line were expenses for company-wide shared services that are not reasonably allocable between research and development and other company-wide functions. As of December 31, 2008, we had not recorded any revenue from the sale of touch sensor products and the carrying value of the touch sensor net assets represented less than 3% of our total net assets. In addition, the costs and expenses directly attributable to the touch sensor business represented less than 5% of our total operating expenses for the twelve months ended December 31, 2008. For the quarter ended March 31, 2009, which was the first quarter in which we generated sales from the touch sensor products, revenue from the sale of touch sensor products was less than 5% of our total quarterly revenue.

For these reasons, we did not provide pro forma financial statements reflecting the sale of the touch sensor assets.

Please feel free to direct any comments or questions regarding this letter to the undersigned at (408) 331-8612.

Sincerely,

/s/ John K. Allen

Chief Financial Officer